UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission file number 000-11917

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Davey 401KSOP and ESOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, OH 44240

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The Davey 401KSOP and ESOP
Form 11-K
December 31, 2021

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The Davey 401KSOP and ESOP
December 31, 2021

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

By:	The Davey Tree Expert Company as Plan Administrator

By:	/s/ Joseph R. Paul
Joseph R. Paul
Executive Vice President, Chief Financial Officer and Assistant Secretary

Date:	June 24, 2022

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The Davey 401KSOP and ESOP

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statement of Net Assets Available for Benefits--December 31, 2021	F-2

Statement of Net Assets Available for Benefits--December 31, 2020	F-3

Statement of Changes in Net Assets Available for Benefits--Year ended December 31, 2021	F-4

Notes to Financial Statements--December 31, 2021	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2021	F-12

Note: All other schedules are omitted as not applicable or not required.

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Report of Independent Registered Public Accounting Firm
Plan Administrator and The Committee
The Davey 401KSOP and ESOP
Kent, Ohio
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.
Akron, Ohio
June 24, 2022
We have served as the Plan’s auditor since 2017.

The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2021

	Nonparticipant Directed	Participant Directed	Total
	The Davey Tree Expert Company Stock Fund	Investment Funds	December 31, 2021
Assets
Investments, at fair value:
Common shares, The Davey Tree Expert Company	$146,664,379	$21,989,518	$168,653,897
Mutual funds	—	171,163,786	171,163,786
Common collective trust funds	—	33,296,840	33,296,840
Total investments	146,664,379	226,450,144	373,114,523

Receivables:
The Davey Tree Expert Company contributions	4,224,567	—	4,224,567
Participants' contributions	—	146,865	146,865
Total receivables	4,224,567	146,865	4,371,432

Net assets available for benefits	$150,888,946	$226,597,009	$377,485,955

See notes to financial statements.

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The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2020

	Nonparticipant Directed	Participant Directed	Total
	The Davey Tree Expert Company Stock Fund	Investment Funds	December 31, 2020
Assets
Investments, at fair value:
Common shares, The Davey Tree Expert Company	$131,386,137	$18,702,925	$150,089,062
Mutual funds	—	146,413,864	146,413,864
Common collective trust funds	—	27,818,130	27,818,130
Total investments	131,386,137	192,934,919	324,321,056

Receivables:
The Davey Tree Expert Company contributions	2,005,341	—	2,005,341
Participants' contributions	—	87,596	87,596
Total receivables	2,005,341	87,596	2,092,937

Net assets available for benefits	$133,391,478	$193,022,515	$326,413,993

See notes to financial statements.

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The Davey 401KSOP and ESOP
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2021

	Nonparticipant Directed	Participant Directed	Total Year Ended
	The Davey Tree Expert Company Stock Fund	Investment Funds	December 31, 2021

Additions to net assets attributed to:
Contributions:
Participants	$—	$17,083,941	$17,083,941
The Davey Tree Expert Company, common shares	8,523,241	—	8,523,241
Net appreciation in fair value of investments	21,743,821	32,375,623	54,119,444
Dividends	356,130	2,446,826	2,802,956
Total additions	30,623,192	51,906,390	82,529,582

Deductions from net assets attributed to:
Distributions to participants:
Cash	12,044,478	17,854,434	29,898,912
Common shares	849,823	166,451	1,016,274
Administrative expenses	231,423	311,011	542,434
Total deductions	13,125,724	18,331,896	31,457,620

Net increase	17,497,468	33,574,494	51,071,962

Net assets available for benefits:
Beginning of year	133,391,478	193,022,515	326,413,993
End of year	$150,888,946	$226,597,009	$377,485,955

See notes to financial statements.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2021
A.    Description of the Plan
The following description of The Davey 401KSOP and ESOP (the “Plan”) provides general information about the Plan's provisions. The Davey Tree Expert Company is the Plan Sponsor (the "Company" and "Sponsor"). Participants should refer to the Plan document for a more complete description of the Plan's provisions, copies of which may be obtained from the Sponsor.
The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).
General--The Plan is a defined contribution plan covering substantially all eligible employees of the Company and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.
The Plan, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan, was last amended and restated effective January 1, 2015. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.
Argent Trust Company ("Argent") serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Principal Trust Company ("Principal") serves as trustee (Principal became trustee in May, 2021, Wells Fargo was trustee prior to this date) for all other assets of the Plan. Principal provides custodial services, as well as other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.
Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Code ($19,500 for 2021, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. Participants may also contribute amounts representing rollover distributions from other qualified plans (403(b) plans, 457 plans, conduit IRAs and other 401K plans). Additionally, participants who are 50 or older by the end of the calendar year are also allowed to make additional “catch-up” contributions on either a pre-tax basis or after-tax basis, up to $6,500 per year.
Effective January 1, 2020, the Company, with the approval of the Compensation Committee and Board of Directors, amended the Plan to be a safe harbor plan. Under the plan amendment, the Company made changes to the hardship provisions and is required to make quarterly matching contributions in Company stock equal to 100% of the first three percent and 50% of the next two percent of the participant's W-2 wages, subject to IRS limit of $290,000 in 2021 which will be 100% vested. This represents a potential maximum contribution of 4%.
Participant Accounts--Each participant's account is (a) credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) plan earnings, and (b) charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.
Vesting--Participants are immediately vested in their contributions and the Company's matching contribution plus actual earnings thereon.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2021
Investment Options--Participants were provided with the following fund options, as of December 31, 2021, and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund, subject to standard diversification provisions.
Vanguard Target Retirement Income Fund--Invests in a diversified portfolio of money market funds, bonds and stocks (with a smaller focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2015 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2020 Fund--Invests in a diversified portfolio of bonds and stocks (with more focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2025 Fund--Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2030 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2035 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2040 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2045 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2050 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2055 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2060 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
Vanguard Target Retirement 2065 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.
JPMorgan Large Cap Growth Fund--Invests primarily in equity securities of large well-established companies, with long-term capital growth potential.
American EuroPacific Growth Fund--Invests in common stocks of companies in Europe and the Pacific Basin.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2021
American New Perspective Fund--Invests in common stocks of companies located around the world.
Vanguard Total Stock Market Index Adm Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.
Metropolitan West Total Return Bond Fund--Invests in investment-grade fixed income securities with long-term growth potential.
T. Rowe Price Small Cap Stock Fund--Invests in stocks of small sized companies with long-term capital growth potential.
Wells Fargo Stable Return Fund F--Invests in high-grade money market instruments.
Wells Fargo Blackrock S&P Midcap Index CIT Fund--Invests in common stocks of mid-sized companies, designed to provide growth of capital and to replicate the performance of the Standard & Poor's Midcap Index.
Wells Fargo Blackrock S&P 500 Index CIT Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.
Wells Fargo MFS Value CIT Fund--Invests in a diversified portfolio of large capitalization stocks with long-term growth potential.
The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).
Participants may change their investment options daily.
Payments of Benefits--Participants who terminate may receive distributions of vested benefits either in cash or common shares of the Company based on the participant's specific investments in Plan options. Participants who terminate have one year after termination to receive distributions in cash or common shares but, if that one year lapses, then the participant's investment in the Company Stock Fund will be liquidated and reinvested in other funds. Former participants who receive a distribution of common shares of the Company have two 60-day put option periods in which they may require that the Company purchase those shares at a per share price equal to the value determined by an independent stock valuation firm as of the valuation date immediately preceding the exercise of the put option. Former participants wishing to sell their shares of the Company must offer such shares first to the Plan and then to the Company, although the Plan and the Company are under no obligation to repurchase the shares, other than pursuant to the put option. Should neither the Plan nor the Company desire to purchase the shares, former participants have the right to sell those shares to any other person.
Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. Forfeited amounts totaling $97,650 were used to reduce employer matching contributions in 2021. At December 31, 2021, forfeited accounts totaled $44,323.
Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2021
instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.
B.    Summary of Significant Accounting Policies
Basis of Financial Statement Presentation--These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.
While the coronavirus ("COVID-19") pandemic has negatively impacted the world economy and as a result, performance of investment options available in the Plan. The overall extent and duration of the impact of COVID-19 on businesses and economic activity generally remains unclear. The extent to which the plan may be impacted by COVID-19 will depend largely on future developments, which are highly uncertain due to its continual evolution, such as resurgences in cases and the emergence of new strains of COVID-19, and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the pandemic or treat its impact, including reimposing previously-lifted measures and the possibility additional measures will be put in place, among other things.
The plan continues to be impacted by a number of other macro-economic factors, in addition to the trailing impact of the COVID-19 pandemic. Global supply chains and product availability remain highly challenged and recent global events in Eastern Europe have only exacerbated an already difficult operating environment. These factors, combined with higher fuel costs and a highly competitive labor market, have created an inflationary environment and cost pressures.
Evaluation of Subsequent Events--The Plan has evaluated subsequent events through June 24, 2022, which is the date the financial statements were available to be issued. No significant matters were identified for disclosure during the evaluation.
Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value.
The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.
Purchases and sales of securities are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date.
Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2021
C.    Fair Value Measurements
Financial Accounting Standards Board ASC 820, “Fair Value Measurements and Disclosures" (“Topic 820”) defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are defined as buyers or sellers in the principal or most advantageous market for the asset or liability that are independent of the reporting entity, knowledgeable and able and willing to transact for the asset or liability.
Valuation Hierarchy--Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The hierarchy prioritizes the inputs into three broad levels:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
Level 2 inputs are observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.
Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Valuation Methodology and Valuation Hierarchy Classification
The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of the investments within the valuation hierarchy.
The Davey Tree Expert Company Common Stock Fund--The Davey Tree Expert Company Common Stock Fund is comprised of the Company's common shares and a small portion of short-term investments. The Company's common shares are not listed or traded on an established public trading market and market prices are, therefore, not available. Semiannually, for purposes of the Davey 401KSOP and ESOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm. The peer group at December 31, 2021 consisted of: ABM Industries Incorporated; Comfort Systems USA, Inc.; Dycom Industries, Inc.; FirstService Corporation; MYR Group, Inc.; Quanta Services, Inc.; Rollins, Inc.; and Scotts Miracle-Gro Company. The semiannual valuations are effective for a period of six months and the per-share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans. Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so (other than for repurchases pursuant to the put option, as described in Note A).
Mutual Funds--Mutual funds are public investment vehicles valued using publicly-available net asset values (“NAV”). The NAV is a quoted price in an active market.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2021
Common Collective Trust Funds--Common collective trust funds are stated at NAV as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments. The Wells Fargo common collective trust funds have no redemption restrictions within the plan.
The Plan's investments measured at fair value on a recurring basis at December 31, 2021 were as follows:

		Fair Value Measurements at December 31, 2021:
Investments Recorded at Fair Value on a Recurring Basis	Total Carrying Value at	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	December 31, 2021	(Level 1)	(Level 2)	(Level 3)

Common shares	$168,653,897	$—	$168,653,897	$—
Mutual funds	171,163,786	171,163,786	—	—
Common collective trust funds measured at net asset value (a)	33,296,840	—	—	—
	$373,114,523	$171,163,786	$168,653,897	$—
The Plan's investments measured at fair value on a recurring basis at December 31, 2020 were as follows:

		Fair Value Measurements at December 31, 2020:
Investments Recorded at Fair Value on a Recurring Basis	Total Carrying Value at	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	December 31, 2020	(Level 1)	(Level 2)	(Level 3)

Common shares	$150,089,062	$—	$150,089,062	$—
Mutual funds	146,413,864	146,413,864	—	—
Common collective trust funds measured at net asset value (a)	27,818,130	—	—	—
	$324,321,056	$146,413,864	$150,089,062	$—
(a)In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The carrying value amounts presented in these tables are intended to provide reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
D.    Concentration of Market Risks and Other Uncertainties
The Plan had investments in the common stock of The Davey Tree Expert Company at December 31, 2021 of $168,653,897, approximating 44.7% of net assets, and at December 31, 2020 of $150,089,062, approximating 46.0% of net assets.
The investments in the common stock of The Davey Tree Expert Company are exposed to market risk--the potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk. See Note A.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2021
Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
E.    Transactions with Related Parties and Parties-in-Interest
Certain plan investment choices include funds managed by Principal, one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Fees paid to trustees during 2021 totaled $505,515.
F.    Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts, to the extent not already vested.
G.    Tax Status of the Plan
The Internal Revenue Service (the "IRS") has determined and informed the Company, in a letter dated September 12, 2016, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, is qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liabilities in the financial statements if the Plan has taken uncertain tax positions that more-likely-than-not, based solely on technical merits, would not be sustained upon examination by the IRS. Plan management has evaluated the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition.
The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired. Plan management believes it is no longer subject to income tax examinations for years prior to 2018. Currently, no audits relative to the Plan are in progress.

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The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Line 4i--Schedule of Assets
(Held at End of Year)
December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	The Davey Tree Expert Company (A)	Common Stock; 9,317,895 shares	$42,973,531	$168,653,897
	Mutual Funds:
	Vanguard	Vanguard Target Retirement Income Fund--70,227 shares	**	1,736,013
	Vanguard	Vanguard Target Retirement 2015 Fund--29,210 shares	**	720,310
	Vanguard	Vanguard Target Retirement 2020 Fund--244,290 shares	**	6,671,573
	Vanguard	Vanguard Target Retirement 2025 Fund--345,528 shares	**	10,144,705
	Vanguard	Vanguard Target Retirement 2030 Fund--377,835 shares	**	11,584,435
	Vanguard	Vanguard Target Retirement 2035 Fund--370,611 shares	**	11,781,739
	Vanguard	Vanguard Target Retirement 2040 Fund--509,294 shares	**	16,801,617
	Vanguard	Vanguard Target Retirement 2045 Fund--428,199 shares	**	14,588,728
	Vanguard	Vanguard Target Retirement 2050 Fund--307,664 shares	**	10,540,569
	Vanguard	Vanguard Target Retirement 2055 Fund--192,492 shares	**	6,612,093
	Vanguard	Vanguard Target Retirement 2060 Fund--65,912 shares	**	2,273,312
	Vanguard	Vanguard Target Retirement 2065 Fund--8,402 shares	**	265,686
	JPMorgan	JPMorgan Large Cap Growth Fund--292,164 shares	**	18,943,916
	American	American EuroPacific Growth Fund--44,704 shares	**	2,893,685
	American	American New Perspective Fund--282,172 shares	**	18,750,304
	Vanguard	Vanguard Total Stock Market Index Adm Fund--96,458 shares	**	11,339,564
	Metropolitan West	Metropolitan West Total Return Bond Fund--474,205 shares	**	4,851,121
	T. Rowe Price	T. Rowe Price Small Cap Stock Fund--296,222 shares	**	20,664,416
	Common Collective Trust Funds:
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Stable Return Fund N--139,877 units	8,029,678	8,110,088
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Blackrock S&P Midcap Index CIT Fund--84,541 units	5,895,747	6,260,481
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Blackrock S&P 500 Index CIT Fund--70,919 units	12,959,724	14,900,945
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo MFS Value CIT Fund--145,322 units	3,700,586	4,025,326
		Investments at Fair Value		$373,114,523

*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments
(A)	Nonparticipant and participant directed

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EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm	Filed Herewith